UNITED STATES
             SECURITIES AND EXCHANGE
                   COMMISSION
                   WASHINGTON, D.C.
                   20549

                       SCHEDULE 13D/A
                      (Amendment No 1)

          Under the Securities Exchange
Act of 1934

                         XRG, INC.
                      (Name of Issuer)

                        Common Stock
               (Title of Class of
Securities)


                          98382P106
                       (CUSIP Number)


                       Olga Filippova
                 730 FIFTH AVENUE, 9TH
FLOOR
               NEW YORK, NY 10019
                  212-659-7790
 (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and
             Communications)

                        June 15, 2004
  (Date of Event which Requires Filing of this
                   Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule
13D, and is filing this schedule because of 240.13d1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 98382P106

1.   Name of Reporting Person

     Barron Partners LP

     I.R.S. Identification No. of
Above Person

     431981699
2. Check the Appropriate Box if a Member of a Group (a)
[ ]

     (a)  [    ]
     (b)  [ x ] 3.       SEC Use Only

4.   Source of Funds

     WC

5.   Check Box if Disclosure of Legal
Proceedings is
Required Pursuant to Items 2(d) or 2(e)

     [    ]

6.   Citizenship or Place of Organization

     Delaware

Number of           7.   Sole Voting Power
Shares Beneficially Owned          168,333,333
shares of
Common Stock
By Each                  8.   Shared Voting
Power
Reporting                          0
Person With              9.   Sole Dispositive
Power
                              168,333,333 shares
of Common Stock
                    10.  Shared Dispositive
Power
                        0
                    11.  Aggregate Amount
                         Beneficially Owned by
                         Each Reporting Person
                              168,333,333 shares
                              of Common
Stock

12.  Check Box if the Aggregate Amount in Row

(11) Excludes Certain Shares

     [    ]

13.  Percent of Class Represented by Amount in

     Row (11) 72.6% of the Common Stock of the

     Issuer

14.  Type of Reporting Person

     PN

ITEM 1.   SECURITY AND ISSUER.

This statement relates to shares of Common
Stock, par value $0.001 per share, (the "Common
Stock") of XRG, INC., a Delaware corporation
(the "Issuer") having its principal executive offices at 5301 Cypress Street, Suite 111,
Florida 33607


ITEM 2.   IDENTITY AND BACKGROUND.


This Statement is filed by Barron Partners LP, a
Delaware Limited Partnership (the "Reporting
Person"), whose business address is 730 Fifth
Avenue, 9th Floor, New York, NY 10019.


The Reporting Person is principally engaged in making investments.


The General Partner of the Reporting Person is
Barron Capital Advisors LLC, a Delaware Limited
Liability Company, (the "General Partner").
Andrew Barron Worden is the managing member of the General Partner.


During the last five years, to the best

knowledge of the Reporting Person, neither the

Reporting Person nor any controlling person of

the Reporting Person has (i) been convicted in

a criminal proceeding, or (ii) been a party to

a civil proceeding of a judicial or

administrative body of competent jurisdiction

and as a result of such proceeding was or is

subject to a judgment, decree or final order

enjoining future violations of, or prohibiting

or mandating activities subject to, Federal or

State securities laws or finding any violation

with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER

CONSIDERATION. Not Applicable

ITEM 4.   PURPOSE OF TRANSACTION.

Not Applicable




ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

There is no change to report for Item 5 except for the addition of the following:

(c) On June 15, 2004 the Reporting Person entered into an agreement with the Company to have the number of shares underlying the warrants owned by the Reporting Person reduced to 63,333,333 and the exercise price of the warrant shares reduced to $0.01. Simultaneously the Reporting Person exercised all of the 63,333,333 warrants in a cashless tender and acquired 60,000,000 shares through this exercise.

ITEM 6.   CONTRACTS, ARRANGEMENTS,
UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

To the best knowledge of the Reporting Person, other than as described in Items 3, 4 and 5 above, there are no contracts, arrangements, understandings of relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

SIGNATURE1

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 17, 2004


______________________________
/s/ ANDREW BARRON WORDEN
Signature


Andrew Worden, Managing Member of the
General Partner of Barron Partners LP